1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT AND
INSIDE INFORMATION
PROPOSED DISPOSAL OF EQUITY INTERESTS OF
ALUMINUM FABRICATION ENTERPRISES AS A WHOLE

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited.

On 9 May 2013, the Company issued an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to the Company's proposed disposal of the equity interests held by the Company in eight enterprises engaged in aluminum fabrication business by way of open tender at China Beijing Equity Exchange ("Proposed Transaction"). The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

The Company will publish an announcement according to the progress of public tender of the Proposed Transaction as and when appropriate. Upon the negotiation of transaction terms or execution of such agreement between the Company and the successful bidder in relation to the Proposed Transaction, the Company will be compliant with disclosure requirements under Chapters 14 and 14A (if any) of the Listing Rules.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 May 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Abbreviation: CHALCO	Announcement No.: Lin 2013-016

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON DISPOSAL OF THE EQUITY INTERESTS IN
ALUMINUM FABRICATION ENTERPRISES AS A WHOLE

The board of the Company and all directors warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

Important Notice:

1.

According to the needs of revisiting the development strategy of the Company, with a view to further optimizing the assets portfolio of the Company as well as moving to the forefront of the industry chain and the high-end sector of the value chain, the Company proposes to transfer its equity interests in eight aluminum fabrication enterprises as a whole by way of open tender at China Beijing Equity Exchange.

2.	The transaction does not constitute a major assets restructuring.

3.

The Company has been informed that Chinalco intends to participate in the bidding for the Target Equity Interests, subject to the approvals from relevant regulatory authorities of the PRC government. If Chinalco is approved by relevant regulatory authorities to participate in, and wins the bidding for the Target Equity Interests, the transaction will constitute a connected transaction.

4.	There is no material legal impediment for the implementation of the transaction.

5.	The transaction is still subject to the consideration and approval of the general meeting of the Company.

I.	DEFINITIONS

The following expressions have the following meanings unless the context requires otherwise:

"Chinalco"	Aluminum Corporation of China* (), the controlling shareholder of the Company.

"Company, Chalco"

Aluminum Corporation of China Limited*(), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

"Target Equity Interests"

the equity interests in eight aluminum fabrication enterprises which are legally held by the Company and to be transferred as a whole by way of open tender at China Beijing Equity Exchange, namely, (1) 86.84% equity interest in Chalco Henan Aluminum Co., Limited; (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.; (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Company Limited; (4) 56.86% equity interest in Huaxi Aluminum Company Limited; (5) 93.47% equity interest in Chalco Ruimin Co., Ltd., (6)100% equity interest in Chalco Qingdao Light Metal Company Limited; (7) 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd.; and (8) 40% equity interest in Guizhou Chalco Aluminum Co., Ltd..

"Henan Aluminum"	Chalco Henan Aluminum Co., Limited ()

"SW Aluminum"	Chalco Southwest Aluminum Co., Ltd. ()

"Southwest Aluminum Cold Rolling"	Chalco Southwest Aluminum Cold Rolling Company Limited ()

"Huaxi Aluminum"	Huaxi Aluminum Company Limited ()

"Chalco Ruimin"	Chalco Ruimin Co., Ltd. ()

"Qingdao Light Metal"	Chalco Qingdao Light Metal Company Limited ()

"Sapa Aluminum Products"	Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. ()

"Guizhou Aluminum"	Guizhou Chalco Aluminum Co., Ltd. ()

"Beijing Equity Exchange"	China Beijing Equity Exchange

II.	OVERVIEW OF THE TRANSACTION

(I)	Major contents of the transaction

The Company proposes to transfer its equity interests in eight aluminum fabrication enterprises as a whole by way of open tender at Beijing Equity Exchange, namely (1) 86.84% equity interest in Chalco Henan Aluminum Co., Limited; (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.; (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Company Limited; (4) 56.86% equity interest in Huaxi Aluminum Company Limited; (5) 93.47% equity interest in Chalco Ruimin Co.,Ltd.; (6)100% equity interest in Chalco Qingdao Light Metal Company Limited; (7) 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd.; and (8) 40% equity interest in Guizhou Chalco Aluminum Co., Ltd..

The consideration for the transfer of the aforesaid equity interests as a whole will not be less than the appraised value of the Target Equity Interests.

(II)	Performance of relevant procedures

The Company has notified in writing the other shareholders of the underlying enterprises for the Target Equity Interests that they are entitled to participate in the bidding for the Target Equity Interests if they do not waive the right of first refusal for the Target Equity Interests.

On 9 May 2013, the Proposal on the Transfer of the Relevant Equity Interests in Aluminum Fabrication Enterprises as a Whole by the Company
() was considered at the thirty-seventh meeting of the fourth session of the board of directors of the Company. As the board of the Company has been informed that Chinalco intends to participate in the bidding for the Target Equity Interests, the transaction will constitute a connected transaction if Chinalco wins the bidding. Therefore, the board of directors of the Company considered the transaction in accordance with the approval procedures involved in connected transactions. Mr. Xiong Weiping, Mr. Lv Youqing and Mr. Liu Caiming, all being connected directors, abstained from voting, while the remaining non-connected directors approved the proposal with five affirmative votes and one abstention vote.

The independent directors of the Company have expressed the following independent opinions in respect of the transaction: the transaction is conducted in the Company's ordinary and usual course of business and on normal commercial terms, and is in compliance with the requirements of the Company Law and the Articles of Association of the Company; the terms of the transaction reflect the fair, impartial and just principle and is in the interests of the Company and its shareholders as a whole. The connected directors have abstained from voting when the proposal was considered at the board meeting of the Company, which are in compliance with the provisions of relevant laws and the Articles of Association of the Company.

(III)	Approval and other procedures to be performed for the transaction

The transaction is still subject to the consideration and approval of the general meeting of the Company.

The transaction may be subject to the approval by, and filling with relevant regulatory authorities of the PRC government.

III.	INFORMATION OF THE COUNTERPARTY TO THE TRANSACTION

The transaction will be carried out by way of open tender at the Beijing Equity Exchange. The Company will determine the conditions to be satisfied by the transferee in accordance with the relevant laws, regulations and requirements of the Beijing Equity Exchange during the transaction. The information of the counterparty to the transaction is subject to determination of the transferee who is identified as the successful bidder.

The Company will disclose the information of the counterparty to the transaction in a timely manner upon completion of the bidding.

IV.	BASIC INFORMATION OF THE SUBJECT MATTER OF THE TRANSACTION

(I)	The 86.84% equity interest in Chalco Henan Aluminum Co., Limited

1.	The subject matter of the transaction represents the 86.84% equity interest in Henan Aluminum legally held by the Company.

2.

The 86.84% equity interest in Henan Aluminum legally held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Henan Aluminum was established on 12 August 2005, with its business license number being 410300110049951 and registered address at the Middle Section of Fenghua Road, Luoyang High-tech Development Zone, Henan. It has a registered capital of RMB1,132,460,000 and its legal representative is Jiang Taifu (). Its scope of business includes aluminum and aluminum alloy sheets, strips, foils and sections; operation of corporate products, and import and export of aluminum fabrication machinery equipment and spare parts, raw and auxiliary materials and technologies.

As the second largest aluminum processing base established by Chinalco, Henan Aluminum engages in production and operation of high-precision aluminum and aluminum alloy sheets, strips and foils, with a design capacity of 250,000 tonnes per annum.

Henan Aluminum was under normal operation during the past year.

4.

As at 31 December 2012, Henan Aluminum's audited total assets, total liabilities and net assets amounted to RMB3,911,576,900 RMB5,381,365,900 and RMB-1,469,789,000 respectively, and audited revenue and net profit amounted to RMB1,681,944,700 and RMB-516,155,600 respectively.

5.

The other shareholders of Henan Aluminum, namely, Yichuan Caiyuan Industrial Investment Co., Ltd.(), Luoyang Urban Development and Investment Group Co., Ltd. and Wanji Holding Group Co., Ltd., have issued a written opinion, stating that they waived the right of first refusal with respect to the subject matter of the transaction.

6.	Henan Aluminum did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by China Enterprise Appraisals Co., Ltd. in respect of the market value of the entire equity interest of Henan Aluminum as at 31 December 2012 (being the determination date), the appraised value of net assets of Henan Aluminum amounted to RMB-1,300,283,500 and the appraised value of the net assets attributable to the 86.84% equity interest in Henan Aluminum held by the Company amounted to RMB-1,129,166,200.

(II)	The 60% equity interest in Chalco Southwest Aluminum Co., Ltd.

1.	The subject matter of the transaction represents the 60% equity interest in SW Aluminum legally held by the Company.

2.

The 60% equity interest in SW Aluminum legally held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

SW Aluminum was established in September 2004, with its business license number being 500000000004989 and registered address at Xipeng Industrial Park, Jiulongpo District. It has a registered capital of RMB540 million and its legal representative is Li Fengyi (). Its scope of business includes processing and sales of metallic materials (other than rare precious metal), and sales of ordinary mechanical equipment.

The main products of SW Aluminum include high-precision aluminum segments and trips such as hot-rolled blanks for aluminum alloy bodies, tank covers, PS, aluminum foils, bottle caps and others, with a designed annual capacity of 350,000 to 450,000 tonnes. Its products are principally sold to the aluminum fabrication enterprises within Chinalco, representing over 80% thereof. Its subsidiary business includes sales of materials (mainly scrap materials) and provision of rolling and milling services.

SW Aluminum was under normal operation during the past year.

4.

As at 31 December 2012, SW Aluminum's audited total assets, total liabilities and net assets amounted to RMB1,191,384,700, RMB572,333,300 and RMB619,051,400 respectively, and audited revenue and net profit amounted to RMB3,911,949,800 and RMB-18,402,500 respectively.

5.

The other shareholder of SW Aluminum, Southwest Aluminum (Group) Co., Ltd., has issued a written opinion, stating that it waived the right of first refusal with respect to the subject matter of the transaction.

6.	SW Aluminum did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by China Enterprise Appraisals Co., Ltd. in respect of the market value of the entire equity interest of SW Aluminum as at 31 December 2012 (being the determination date), the appraised value of net assets of SW Aluminum amounted to RMB722,686,500 and the appraised value of the net assets attributable to the 60% equity interest in SW Aluminum held by the Company amounted to RMB433,611,900.

(III)	The 100% equity interest in Chalco Southwest Aluminum Cold Rolling Company Limited

1.	The subject matter of the transaction represents the 100% equity interest in Southwest Aluminum Cold Rolling legally held by the Company.

2.

The 100% equity interest in Southwest Aluminum Cold Rolling held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Southwest Aluminum Cold Rolling, a wholly-owned subsidiary of the Company, was established in March 2006 with its business license number being 500000000003935 and registered address at No. 68, Lvcheng Avenue, Xipeng Town, Jiulongpo District, Chongqing. It has a registered capital of RMB624.19 million and its legal representative is Li Fengyi (). Its scope of business includes rolling aluminum and aluminum alloy processing, development of production technologies relating to high-precision aluminum sheets and strips, import of commodities and technologies (other than those prohibited by laws and administrative regulations, and conditional upon the obtaining of permits or approvals for those restricted by laws and administrative regulations).

Southwest Aluminum Cold Rolling was under normal operation during the past year.

4.

As at 31 December 2012, Southwest Aluminum Cold Rolling's audited total assets, total liabilities and net assets amounted to RMB2,147,411,200, RMB1,618,448,300 and RMB528,962,900 respectively, and audited revenue and net profit amounted to RMB1,557,073,600 and RMB-170,915,800 respectively.

5.	Southwest Aluminum Cold Rolling did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

6.

As valued by China Enterprise Appraisals Co., Ltd. in respect of the market value of the entire equity interest of Southwest Aluminum Cold Rolling as at 31 December 2012 (being the determination date), the appraised value of net assets of Southwest Aluminum Cold Rolling amounted to RMB578,877,400 and the appraised value of net assets attributable to the 100% equity interest in Southwest Aluminum Cold Rolling held by the Company amounted to RMB578,877,400.

(IV)	The 56.86% equity interest in Huaxi Aluminum Company Limited

1.	The subject matter of the transaction represents the 56.86% equity interest in Huaxi Aluminum legally held by the Company.

2.

The 56.86% equity interest in Huaxi Aluminum held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Huaxi Aluminum was incorporated on 11 July 2001 under the approval of the State Administration for Industry and Commerce of the PRC, with its business license number being 510125000012168 and registered address at No. 488, West Section of Xueyuan Road, Xindu District, Chengdu. It has a registered capital of RMB604.36 million and its legal representative is Jiang Taifu (). Its scope of business includes production and sales of aluminum products, mechanical and electrical products and equipment; sales of pure aluminum; and import and export of commodities and technologies (other than those prohibited by laws and administrative regulations, and conditional upon the obtaining of permits or approvals for those restricted by laws and administrative regulations).

Huaxi Aluminum was under normal operation during the past year.

4.

As at 31 December 2012, Huaxi Aluminum's audited total assets, total liabilities and net assets amounted to RMB454,385,300, RMB173,248,300 and RMB281,137,000 respectively, and audited revenue and net profit amounted to RMB273,676,500 and RMB-99,680,300 respectively.

5.	The Company has notified the other shareholder of Huaxi Aluminum, China Cinda Asset Management Corporation Limited, in accordance with relevant procedures.

6.	Huaxi Aluminum did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by China Enterprise Appraisals Co., Ltd. in respect of the market value of the entire equity interest of Huaxi Aluminum as at 31 December 2012 (being the determination date), the appraised value of net assets of Huaxi Aluminum amounted to RMB349,714,200 and the appraised value of net assets attributable to the 56.86% equity interest in Huaxi Aluminum held by the Company amounted to RMB198,847,500.

(V)	The 93.47% equity interest in Chalco Ruimin Co., Ltd.

1.	The subject matter of the transaction represents the 93.47% equity interest in Chalco Ruimin legally held by the Company.

2.

The 93.47% equity interest in Chalco Ruimin held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Chalco Ruimin was established through the restructuring of Fujian Ruimin Co., Ltd. () on 13 December 2004 under the approval of the People's Government of Fujian Province, with its registration certificate number being 350000100003847 and registered address at No. 13 Estate, Fuzhou Economic Development Zone. It has a registered capital of RMB1,593,887,000 and its legal representative is Ding Haiyan (). Its scope of business includes production of aluminum, magnesium and their alloys products as well as foreign trade.

Chalco Ruimin was under normal operation during the past year.

4.

As at 31 December 2012, Chalco Ruimin's audited total assets, total liabilities and net assets amounted to RMB4,263,755,600, RMB2,753,584,700 and RMB1,510,170,900 respectively, and audited revenue and net profit amounted to RMB2,576,417,200 and RMB-225,109,400 respectively.

5.

The other shareholder of Chalco Ruimin, Fujian Nanping Aluminum Company Limited, has issued a written opinion, stating that it waived the right of first refusal with respect to the subject matter of the transaction.

6.	Chalco Ruimin did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by Pan-China Assets Appraisal Co., Ltd. in respect of the market value of the entire equity interest of Chalco Ruimin as at 31 December 2012 (being the determination date), the appraised value of net assets of Chalco Ruimin amounted to RMB1,698,748,800 and the appraised value of net assets attributable to the 93.47% equity interest in Chalco Ruimin held by the Company amounted to RMB1,587,820,500.

(VI)	The 100% equity interest in Chalco Qingdao Light Metal Company Limited

1.	The subject matter of the transaction represents the 100% equity interest in Qingdao Light Metal held by the Company.

2.

The 100% equity interest in Qingdao Light Metal held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Qingdao Light Metal was established as a wholly-owned subsidiary of the Company in August 2008, with its registration certificate number being 370284020000816 and registered address at No. 398, Shanghai Road North, Lingang Economic Development Zone, Jiaonan, Qingdao. It has a registered capital of RMB418 million and its legal representative is Song Guowei (). Its scope of business includes production and sales of bauxite and magnesite products, smelted products and processed products; carbon products and relevant non-ferrous products; manufacture, installation, maintenance and sales of mechanical equipment, spare parts and non-standard equipment; manufacture and sales of special processes; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, design, installation and debugging of network and software system; operation of office automation, and instrument and apparatus; import, processing and comprehensive utilization of waste non-ferrous metals; processing on order, feeding processing, processing on supplied materials and compensation trade; import and export of goods, relevant technological development and technical services. At present, it is mainly engaged in processing aluminum alloy ingot with aluminum scrap.

Qingdao Light Metal was under normal operation during the past year.

4.

As at 31 December 2012, Qingdao Light Metal's audited total assets, total liabilities and net assets amounted to RMB476,886,000, RMB340,518,700 and RMB136,367,300 respectively, and audited revenue and net profit amounted to RMB137,742,900 and RMB-54,954,400 respectively.

5.	Qingdao Light Metal did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

6.

As valued by Pan-China Assets Appraisal Co., Ltd. in respect of the market value of the entire equity interest of Qingdao Light Metal as at 31 December 2012 (being the determination date), the appraised value of net assets of Qingdao Light Metal amounted to RMB174,875,500 and the appraised value of net assets attributable to the 100% equity interest in Qingdao Light Metal held by the Company amounted to RMB174,875,500.

(VII)	The 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd.

1.	The subject matter of the transaction represents the 50% equity interest in Sapa Aluminum Products legally held by the Company.

2.

The 50% equity interest in Sapa Aluminum Products held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Sapa Aluminum Products, a joint venture of the Company, was established in June 2011 and is currently in development period. Its registration certificate number is 500000400063379 and registered address is at Rooms 6, 7, 8, 9 and 10, 1/F, Building 2, Xizhu Road, Xipeng Town, Jiulongpo District, Chongqing. It has a registered capital of RMB280 million and its legal representative is Li Fengyi (). Its scope of business includes the design, production, processing, operation and sales of aluminum alloy squeeze structures and aluminum alloy vehicle body modules (), and provision of rail vehicle design-related assistance to clients.

Sapa Aluminum Products was under normal operation during the past year.

4.

As at 31 December 2012, Sapa Aluminum Products' audited total assets, total liabilities and net assets amounted to RMB358,936,700, RMB151,100,800 and RMB207,835,900 respectively, and audited net profit amounted to RMB-8,944,900 respectively.

5.

The Company has notified the other shareholder of Sapa Aluminum Products, SAPA AB, in accordance with relevant procedures pursuant to the Articles of Association of Sapa Aluminum Products. As Sapa Aluminum Products is a Sino-foreign joint venture, it is required to obtain approval from the original approval authorities upon the listing of its equity interest for bidding and the execution of relevant contract for equity transaction.

6.	Sapa Aluminum Products did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by China Enterprise Appraisals Co., Ltd. in respect of the market value of the entire equity interest of Sapa Aluminum Products as at 31 December 2012 (being the determination date), the appraised value of net assets of Sapa Aluminum Products amounted to RMB210,895,200 and the appraised value of net assets attributable to the 50% equity interest in Sapa Aluminum Products held by the Company amounted to RMB105,447,600.

(VIII)	The 40% equity interest in Guizhou Chalco Aluminum Co., Ltd.

1.	The subject matter of the transaction represents the 40% equity interest in Guizhou Aluminum held by the Company.

2.

The 40% equity interest in Guizhou Aluminum held by the Company has a clear title and is not mortgaged, pledged or subject to any situation which would limit its transfer. It is not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of its title.

3.

Guizhou Aluminum, an associate of the Company, was established in January 2011 and is currently in development period. Its registration certificate number is 520113000070353 and registered address is at Aluminum and Aluminum Fabrication Base Headquarters, No. 41, Gongnong Street, Baiyun District, Guiyang. It has a registered capital of RMB320 million and its legal representative is Xu Hao (). Its scope of business includes the production, sales, import and export of aluminum and aluminum alloy sheets, strips and foils, technological development for new aluminum products and import and export of machinery and equipment. It mainly engages in production and sales of aluminum and aluminum alloy sheets, strips and foils.

Guizhou Aluminum was under normal operation during the past year.

4.

As at 31 December 2012, Guizhou Aluminum's audited total assets, total liabilities and net assets amounted to RMB399,508,000, RMB59,858,200 and RMB339,649,800 respectively, and audited revenue and net profit amounted to RMB685,400 and RMB18,480,500 respectively.

5.

The other shareholders of Guizhou Aluminum, namely, Guiyang Industry Investment (Group) Co., Ltd. and CNMC International Trade Ltd. have issued a written opinion, stating that they waived the right of first refusal with respect to the subject matter of the transaction.

6.	Guizhou Aluminum did not conduct any asset valuation, capital increase or reduction or restructuring in the past 12 months.

7.

As valued by Pan-China Assets Appraisal Co., Ltd. in respect of the market value of the entire equity interest of Guizhou Aluminum as at 31 December 2012 (being the determination date), the appraised value of net assets of Guizhou Aluminum amounted to RMB343,139,500 and the appraised value of net assets attributable to the 40% equity interest in Guizhou Aluminum held by the Company amounted to RMB137,255,800.

V.	MAIN CONTENTS IN THE AGREEMENT OF THE TRANSACTION AND THE PERFORMANCE ARRANGEMENT

The agreement of the transaction will be officially signed with the transferee upon relevant equity interests being successfully bid. The Company will make prompt disclosure after signing the official transaction documents.

VI.	OTHER ARRANGEMENT CONCERNING THE TRANSACTION

(I)	The transaction involves no personnel placement.

(II)	The completion of the transaction may cause new connected transactions.

(III)

The proceeds from the transaction will mainly be used to replenish the working capital of the Company in the daily operation, which is beneficial for the development of key business of the Company at the current stage.

(IV)	No changes to the senior management or other arrangement will be made along with the transaction.

VII.	THE IMPACT OF THE TRANSACTION ON THE COMPANY

The transaction can optimize the assets structure, lower the debt to asset ratio and improve the debt portfolio of the Company, which is beneficial for the Company to focus on the development of quality resources and develop the business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain. The transaction is in line with the Company's strategic position, which is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources", which is in the fundamental interests of the Company and its shareholders.

The transaction is carried out by way of open tender, which is fair, impartial and open. The consideration of the transaction is determined based on the appraised net value of the subject matter of the transaction, taking into consideration the conditions of the target enterprises as well as the market, and in compliance with a fair and reasonable pricing principle.

The completion of the transaction will result in a change in the consolidation scope of the consolidated financial statements of the Company. The six aluminum fabrication enterprises including Henan Aluminum, SW Aluminum, Southwest Aluminum Cold Rolling, Huaxi Aluminum, Chalco Ruimin and Qingdao Light Metal will cease to be included in the consolidation scope of the consolidated financial statements of the Company, and the Company will have no ownership relationship with them. The total assets of the Company will be decreased by approximately RMB15 billion and the influence of the Company on the industry will be changed accordingly.

VIII.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Resolutions passed at the thirty-seventh meeting of the fourth session of the board of directors of Aluminum Corporation of China Limited*;

2.	Independent opinions of the independent directors of Aluminum Corporation of China Limited* on relevant matters.

The board of directors of
Aluminum Corporation of China Limited*
9 May 2013

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary